UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $0.04 par value

(Title of Class of Securities)

29089V–20–3

(CUSIP Number of Class of Securities)

Bruce J. Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street

Sun Valley, California 91352

(818) 394–2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, New York 11590

(516) 487–14446

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The attached transcript of a pre-recorded audio announcement by Bruce J. Haber, Chief Executive Officer of Emergent Group Inc., and a presentation that accompanied such message were released to Emergent Group Inc.’s employees on February 7, 2011.

Statements in this Schedule 14D-9 contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.  These statements are based upon management’s current expectations and are subject to uncertainty and changes in circumstances, including the risks that the proposed transactions may not be consummated (or, if consummated, consummated on the currently proposed terms including the proposed price per share), and unanticipated future events (some of which are discussed in the Company’s most recent Annual Report on Form 10-K and subsequently filed SEC reports)  There is no assurance that any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

PRI Medical Teams Up with UHS

(Transcript of Recorded Presentation to PRI Medical Employees)

Slide 1: PRI Medical Teams Up with UHS (Speaker: Bruce)

Hi this is Bruce Haber. I’m here with Lou Buther and this morning we have exciting news for all of us at PRI Medical.  We announced earlier today that PRI Medical will be teaming up with Universal Hospital Services through a combination of our two companies. We’d like to spend some time now talking to you about this transaction, and introduce you to Gary Blackford, the Chairman and CEO of UHS.

Slide 2: Agenda (Speaker: Bruce)

First I want to talk about the transaction in some detail.  Then I’ll have Gary give you some information about UHS, followed by Lou sharing with you our vision for working together with UHS.  I’ll then close out by providing some important information, and also let you know about two calls we have scheduled for later today to give you a chance to ask any questions that you may have.

Slide 3: What’s Happening (Speaker: Bruce)

So, first of all, let’s talk about what’s happening.  PRI has agreed to join forces with UHS through a merger transaction with the parent of PRI Medical, Emergent Group Inc.  That transaction will take the form of a tender offer that will begin in early March for

2

Emergent’s publicly traded shares.  We expect that to take a period of time, and the transaction will probably close in about 45 to 90 days.

Our focus with the acquisition is growing PRI’s surgical services business.  As Gary will share with you, UHS is a national company with sales and operations people in virtually every US market.  This will help us expand our ability to sell more PRI services to our existing customers and to customers in new geographic markets.

Also, and most importantly, this will provide PRI employees, along with UHS employees, opportunities for career growth as part of a larger company servicing more customers with more products and services.

In terms of the leadership of PRI, I will remain as CEO and Lou will remain as President, and the current organizational structure will continue as it is today.  Our management team is expected to continue to provide support to our customer facing employees in the field, and we expect that all of PRI’s operations will continue to operate as today as a subsidiary of UHS.

And now, I’d like to introduce Gary Blackford, UHS’ CEO, to give you some background on UHS.

Slide 4: About UHS (Speaker: Gary)

Thanks Bruce.  And first of all just let me tell you how happy we are at UHS to be joining forces with you Bruce, and Lou, and all the teammates at PRI Medical.  You’ve built a very successful business and we hope to partner with you to continue to build that business and expand it nationwide.  I’d just like to take a little bit of time to tell you who UHS is.  We are a company that has been around for 70 years.  We are well known in the medical community.  We have a medical equipment fleet of over half a million pieces of equipment that are owned and managed.  And that equipment is usually IV pumps, ventilators, monitors, beds and surfaces - things that move around a hospital or an alternative care facility.  We enjoy having the business of over 8,000 customers.  That includes over 4200 hospitals.  It’s the full gamut from research and teaching institutions, to large urban hospitals, to smaller rural hospitals.  We also have over 4,000 alternative site customers — nursing homes, surgery centers, skilled nursing facilities, things of that nature.  We service our customers in over 80 offices nationwide.  But for many customers, well over 200 customers, our employees report to work at the hospital or at the care facility, and provide their service directly at the customer’s site.  We have over 1500 teammates nationwide that service our customers.  We’re very proud of our business, its focus on providing solutions to our customers through people, process and technology. And everything we do focuses on lowering our customers’ costs, driving better equipment utilization, and driving better patient outcomes over the long run.  I hope that gives you a little bit of background on UHS.  I would invite you to see our website at www.uhs.com and learn a little bit more about us.  And we hope to get a chance to engage you directly and talk not only about our business, but talk about the opportunities for you and for PRI Medical in a partnership with UHS.  Again, we’re

3

excited about this new partnership and look forward to all the opportunities that will present for our teammates and for our business going forward.

Slide 5: Benefits of Working Together (Speaker: Lou)

Hey everyone, this is Lou Buther.  Thanks Gary for providing that background on UHS.  Now that you know a little more about UHS, I want to spend some time talking about the benefits we will receive in working together with UHS.  As Bruce mentioned, the primary focus here is doing more for our customers and employees.

In terms of customers, our relationship with UHS will allow us to increase our case volumes to our existing customers as well as new ones.  UHS has strong relationships and an excellent reputation with hospitals across the entire United States, but currently are not servicing the operating rooms of these facilities.  PRI will be able to leverage UHS’ relationship to further grow our business.  UHS has a sales organization, has over 100 Account Executives in the field that are responsible for targeting hospitals where UHS provides services.  In addition, they have a specialty sales group that are experts in specific service solutions to the institutions.  PRI Territory Managers will serve as specialty sales representatives, and work alongside Account Executives and Technicians to provide additional services to our hospitals’ operating rooms.

For all of us at PRI, working with UHS will provide us additional opportunities for professional growth.  We will be part of a larger company with all the resources and support that come with it.  Providing great customer service has been a hallmark for both PRI and UHS over the years.  As one company we can only become better.  I’m very excited about the accomplishments we are going to achieve with UHS.

Let me turn this over, back to Bruce.

Slide 6: Timeline & Important Information (Speaker: Bruce)

Thanks, Lou.  Now let’s review the timeline for this transaction and some important additional information.  First of all, as mentioned earlier, we can expect the transaction to close in 45 to 90 days.  During that time, around the first of March, there will be a tender for the shares of PRI Medical’s parent company, Emergent Group Inc.  We have to satisfy the requirements of the SEC and the fiduciary obligations of the Emergent Group Board.  The transaction is subject to a sufficient number of Emergent Group shareholders offering their shares to UHS as part of the tender offer process, along with other customary closing conditions. Until the transaction closes, in 45 to 90 days, we will be and remain a separate publicly traded company.

Slide 7: Questions? (Speaker: Bruce)

As always, we want to answer your questions and address your comments.  You should have received a copy of the Frequently Asked Questions, or FAQ, document along with the e-mail to which this presentation was attached.  If you need another copy feel free to call Tina or Sally.

4

Also, we have scheduled two times where you can call in and hear more about the transaction and have your questions answered.  So if you have questions about this transaction and what it means for you or for UHS, please dial in at one of the two times using the information provided here.

Slide 8: Important Information & Where to Find It (Speaker: Bruce)

As a public company we are filing significant and substantial disclosures with the Securities and Exchange Commission, and those files are public files open to all our employees and the public in general.  So if you want more information, you can certainly find it in our SEC filings, which you can access though the Emergent Group website. But it’s our intention as management to keep you fully up to speed on developments as they occur.

Slide 9: Thank You (Speaker: Bruce)

That’s it for now.  We appreciate everything you do for our customers and each other.  Please stay tuned for more information as we proceed with our new partnership with UHS.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc. (“Emergent Group”).  The planned tender offer by Universal Hospital Services, Inc. (“UHS”) for all of the outstanding shares of the common stock of Emergent Group has not yet been commenced.  Upon commencement of the tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent Group will mail to Emergent Group stockholders a solicitation/recommendation statement with respect to the tender offer.  UHS will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D-9.  Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Emergent Group stockholders may obtain a free copy of these materials (when available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected).

5

PRI Medical Teams Up with UHS Bruce J. Haber, Chairman & CEO, Emergent Group Inc. / PRI Medical, Inc. Gary Blackford, Chairman & CEO, Universal Hospital Services, Inc. Lou Buther, President & COO, Emergent Group Inc. / PRI Medical, Inc. February 7, 2011

What’s Happening About UHS Working Together Timeline & Important Information Questions Agenda Gary Blackford, Chairman & CEO, UHS Bruce J. Haber, Chairman & CEO, Emergent Group/ PRI Medical Lou Buther, President & COO, Emergent Group/ PRI Medical

What’s Happening Merger of PRI Medical with UHS Offer for shares expected to commence in early March, 2011, following a 21-day market check period Focus on growing PRI Medical’s services in existing and expanded geographies PRI Medical’s management team remaining with company

About UHS Medical equipment fleet of 565,000+ units owned or managed Over 8,600 customers Over 80 offices nationwide Over 1,500 employees Over 70 years experience Bariatrics Ventilators IV Pumps Beds / Surfaces Wound Therapy Solutions through People, Process and Technology Monitors

Benefits of Working Together Expanded solutions for our customers Opportunities for our employees PRI Medical revenue growth National, field and specialty sales strategy

Timeline & Important Information Timeline Offer for shares expected to commence in early March, 2011, following a 21-day market check period Transaction expected to close in 45 – 90 days Important Information Transaction expected to close after completion of tender offer process and is subject to customary closing conditions Until transaction closes, PRI Medical is a separate publicly-held company Please continue to focus on your daily activities while providing world-class customer service!

Questions? Refer to the FAQ Participate in a scheduled call Note: Please refer all media inquiries to Chuck Ommen, Marketing Communications Manager, UHS, at 952-893-3283

Important Information and  Where to Find It This presentation is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc. ("Emergent Group").  The planned tender offer by Universal Hospital Services, Inc. ("UHS") for all of the outstanding shares of the common stock of Emergent Group has not yet been commenced.  Upon commencement of the tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent Group will mail to Emergent Group stockholders a solicitation/recommendation statement with respect to the tender offer.  UHS will file its offer to purchase with the Securities and Exchange Commission (the "SEC") on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D-9.  Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Emergent Group stockholders may obtain a free copy of these materials (when available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected).

Thank You